

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4561

August 22, 2008

Michael L. Sapir
c/o ProShare Capital Management LLC
7501 Wisconsin Avenue
Suite 1000
Bethesda, Maryland 20814

> **Re: Proshares Trust II**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 15, 2008**
> **File No. 333-146801**

Dear Mr. Sapir:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of the Currency Benchmarks, page 42

1. The information that comes from the BIS Survey seems to come from April 2007 data, but your disclosure states that the data is from December 2007, which is the date the BIS Survey was published. Please advise or revise your disclosure to make clear that the data comes from April 2007.

Creation and Redemption of Shares, page 53

2. You state that Authorized Participants "may pay" a variable transaction fee. Please disclose when this fee may be required.

Likelihood of Becoming a Statutory Underwriter, page 88

3. We note your response to our prior comment #10 and the disclosure stating that the initial Authorized Participants "will be" statutory underwriters assuming certain conditions are satisfied. In light of the stated intentions of the initial Authorized Participants with respect to the initial baskets, please disclose that Goldman Sachs Execution & Clearing L.P. and Merrill Lynch Professional Clearing Corp. are acting as underwriters with respect to the initial baskets.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Howard Efron at (202) 551-3439 or Robert Telewicz at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Anthony A. Lopez III, Esq. (via facsimile)